CrowdCheck Law, LLP
700 12 Street, Suite 700
Washington DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

August 7, 2020

Re:	Crush Capital Inc.
Draft Offering Statement on Form 1-A
Submitted June 12, 2020
CIK No. 0001814500

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of July 10, 2020 regarding the Offering Statement of Crush Capital Inc. (the “Company”), which we have set out below, together with our responses.

Draft Offering Statement on Form 1-A submitted June 12, 2020

Offering Circular Cover Page, page 1

1.	Please clarify, if true, that you are seeking to qualify the common shares and warrants underlying your units, by adding them to the table on your Offering Circular cover page.

The Company has added disclosure as requested by the Staff. Please see the Offering Circular Cover Page.

“Any valuation of the company at this stage is difficult to assess.”, page 4

2.	Please briefly describe the factors the company considered when establishing the valuation of the offering.

The Company has revised its disclosure as requested by the Staff. Please see “Risk Factors— Any valuation of the company at this stage is difficult to assess.”

Risk Factors

“We do not have definitive agreements in place . . .”, page 4

3.	We note your disclosure that “[yo]ur expectations for cost structure and profitability of [y]our business are largely reliant on the terms [you] have negotiated with [y]our service provider partners and INE Entertainment.” In an appropriate place in your filing, please briefly describe these negotiated terms, including the proposed pricing structures, and any other terms material to an understanding of these agreements.

The Company has revised its disclosure in response to the Staff’s comment. “Risk Factors—We do not have definitive agreements in place with any of our service provider partners or with INE Entertainment, who will produce our show.” The Company notes that its service provider partners would contract separately with each selected featured issuer and, as a result, these costs will not be incurred by the Company. The terms of the Company’s arrangement with INE Entertainment, and related costs, are as set forth in “The Company’s Business—The Show—Production” and in “Use of Proceeds.”

“We may be liable for misstatements made by the issuers we feature . . .”, page 5

4.	We note your statement that you are “only providing technology and marketing services,” however, this description appears to under-state your role as a promoter, at a minimum, of these issuer’s offerings. Given that you have an interest in how and what each issuer conveys through your programming, please revise to enhance this risk factor to reflect this interest and, therefore, the potential risk of liability.

The Company has revised its disclosure in response to the staff’s comment to clarify that it is hosting its featured issuers and will not have any role in determining the content of their disclosure, including the statements made on the show. Please see the “Risk Factors— We may be liable for misstatements made by the issuers we feature on Going Public.” The Company would note, respectfully, that it does not consider its role to be that of a “promoter” of its featured issuers. It clearly does not fall within the Rule 405 definition of “promoter,” and while promoter compensation is addressed in Regulation CF under the Securities Act, there are no equivalent provisions in Regulation A. Rather, the Company is a host for these issuers, providing them with a platform to present their company, business and products to viewers of the show. This position is based on a number of factors:

●	While the Company is involved in the selection process of featured issuers, its focus is on whether the proposed issuer meets certain baseline criteria established in coordination with its broker-dealer that will underwrite the offering, to ensure that the proposed issuer meets the eligibility requirements for a NASDAQ listing and that the nature of its business has suitable entertainment value, e.g. products that can be readily understood in a streaming visual format. The Company has revised its disclosure under “The Company’s Business—Overview” and “The Company’s Business—Featured Issuers and the Selection Process” and conforming changes under “Summary—The Business” to make this clear.

●	The ultimate decision on which proposed issuers to feature is expected to be made by Roth Capital Partners, LLC (“Roth Capital”), a broker dealer, as part of its internal review and commitment process in deciding whether it is willing to underwrite the offering on a firm commitment basis, as discussed under “The Company’s Business—Featured Issuers and the Selection Process.”

●	The Company would be paid the same fee by featured issuers regardless of the amount of securities they ultimately sell, if any.

●	The Company would not have any input into the content of any featured issuer’s statements or other disclosures, other than to confirm that such disclosures and statements have been subject to a due diligence review by its counsel. It may hire experts to engage in question and answer sessions with a featured issuer but will have no input into substance of the Company’s responses. It expects to film roadshow presentations by the issuer, but the coordination and preparation of those roadshow meetings would be managed by Roth Capital, as a typical underwriter function. It will be involved solely in editing content to meet production and distribution timeframes and limitations, for entertainment purposes.

The Company further notes that the final authority over whether a statement is made in any materials relating to the show would be Roth Capital and the relevant issuer, upon the advice of their respective counsel, and thus the Company would not “make” any such statement.1 The Company therefore believes that, in light of these factors, it would have a strong defense against any claim or action arising under federal or state securities laws that was based on the misleading statements of or omissions by its featured issuers. That being said, since it cannot assure investors that it would always prevail in its defense or that the costs involved in such a defense would not have a material impact on its business, it believes that it is prudent to advise potential investors of the risk of potential liability, but that the risk factor as revised presents an accurate statement of potential liability.

Overview, page 12

5.	Please provide more detail regarding your goal of “democratiz[ing] the IPO process” and the basis for your statement that you will offer viewers access to investments “historically allocated to institutional and other wealthy investors.”

The Company has revised its disclosure in response to the Staff’s comment. Please see “The Company’s Business—Overview.” In that additional disclosure, the Company included statements explaining the Company’s view that IPO allocations have favored institutional and wealthy investors. The Company would also note the following statement to provide additional support for this view:

“IPOs are typically broken into two tranches of demand: Institutional and Retail. Institutional investors typically receive the lion’s share of any IPO allocation. Historically, the institutional to retail split is 90/10….. [Y]our brokerage firm will have its own criteria for determining who receives an allocation of shares. Each customer who wants to participate in an IPO offering is evaluated and ranked based on his or her assets and the revenue they generate for their brokerage firm. Typically, customers with significant, long-term relationships with their brokerage firm will receive higher priority than those with smaller or new relationships.”

–Understanding the IPO share allocation process, Fidelity Learning Center (https://www.fidelity.com/learning-center/trading-investing/trading/ipo-share-allocation-process)

–cited by Arjun Reddy, Business Insider, April 22, 2019

“There are two ways the general public can invest in a new public company. First, if you are a client of an underwriter involved in the IPO, you may be offered the opportunity to directly participate in the IPO. In this instance, you will be able to purchase the shares at the offering price. It is often the case that underwriters and dealers will distribute most of the shares in the IPO to their institutional and high net-worth clients, such as mutual funds, hedge funds, pension funds, insurance companies and high net-worth individuals. For the typical investor, being able to directly buy in a popular IPO is a unique opportunity…….

[1]	See, for example, Janus Capital Group, Inc. v. First Derivative Traders, 564 U.S. 135 (2011).

The other way, which is more common in the case of individual investors, is to purchase the shares when they are resold in the public market in the days following the IPO.”

–Investor Bulletin: Investing in an IPO, Office of Investor Education and Advocacy, Securities and Exchange Commission (https://www.sec.gov/files/ipo-investorbulletin.pdf).

6.	We note your disclosure that you intend to cast issuers “whose offerings represent good investment opportunities for retail investors.” In this regard, it appears that you may be recommending an investment in these offerings, and you may be required to register as an investment advisor under the Investment Advisers Act of 1940. However, we note your disclosure on page 4 that “none of [y]our officers or [y]our directors has passed any securities-related examinations or holds any accreditations.” Therefore, please tell us whether you intend to register as an investment advisor, or provide us with your analysis as to why you do not believe you are required to do so.

The Company does not intend to register as an investment advisor as it does not believe that it will be providing investment advice, and it has revised the disclosure to make this clear.

Under the Commission’s “General Information on the Regulation of Investment Advisers,” avail. March 11, 2011, (https://www.sec.gov/divisions/investment/iaregulation/memoia.htm):

“Subject to certain limited exclusions discussed below, Section 202(a)(11) of the Advisers Act generally defines an “investment adviser” as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Advisers Act.

As discussed in the response to Comment 4 above and Comment 21 below, the Company has revised its disclosure in response to the Staff’s comment to make clear that its role is limited to hosting issuers by providing its investment platform technology and producing its show, including casting (screening potential issuers based on certain baseline criteria related to NASDAQ listing requirements and commercial factors such as entertainment value, not investment value) and presenting in its streaming program management presentations and other statements by its featured issuers. It will not participate in determining the content of these issuers’ statements and will not itself make any statements regarding the advisability of an investment in any particular issuer, or hold itself out as an investment advisor or as providing advice or any recommendation or opinion regarding any featured issuer. Issuer-specific marketing and advertising efforts would be developed by the issuer under its arrangements with Issuance, Inc., as discussed in the Offering Circular.

As described in Offering Circular under “The Company’s Business—Featured Issuers and the Selection Process,” the final step of the issuer selection process is the screening and acceptance by Roth Capital, a registered broker-dealer, subject to its internal review process in connection with a firm commitment underwriting. The Company would note, respectfully, that it contemplates its first season featuring five issuers to optimize production and entertainment value of the show itself. This is not to imply that those five issuers are qualitatively better than other applicants. Rather, to the extent that more than five issuers pass through the selection process, it expects that additional issuers would be accommodated in subsequent seasons. The decision of which issuers to feature in its first season versus subsequent seasons would be a function of timing of their qualification by the Commission, rather than a qualitative determination by the Company of the value of an investment in any particular issuer. That timing may accelerate the Company’s beginning production on Season 2 depending on the level of issuer interest in the being featured on the show.

Finally, although the Company will receive compensation from each selected issuer, that compensation is not connected to the amount of securities offered or ultimately sold in the offering and would be paid by the issuer regardless of the success of the offering or lack thereof.

As a result, the Company respectfully submits that it is not required to register as an investment adviser under the Advisers Act because it is not “engaged in the business of…..providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications” and will not receive any compensation tied to such activities.

Service Provider Partners, page 13

7.	Confirm that you will file as exhibits, if you haven’t already, the arrangements you will have with each of the providers you mention here. In doing so, please ensure that your description of the services clearly conveys who will be a party to such arrangement and the compensation terms. Confirm that each of the providers has consented to the inclusion of the description you provide here.

The Company has filed as exhibits all written agreements that it has entered into with the service providers listed in its Offering Circular and has revised its disclosure to clarify that each featured issuer would separately engage and pay these service providers. Each of these services providers has consented to the inclusion of the description related to it. Please see “The Company’s Business—Service Provider Partners.”

The Show

Format, page 14

8.	We note your disclosure that “[w]hile the bulk of the series will be produced prior to airing, the pricing and NASDAQ listing themselves will be filmed in real-time at the NASDAQ MarketSite in Times Square, New York.” Please disclose whether Nasdaq listing is a condition to featuring issuers on your show, and use of your platform. Please also explain how Nasdaq listing will impact the trading of relevant Nasdaq-listed featured issuers on your platform.

The Company has revised its disclosure to make clear that, while it will use NASDAQ listing criteria as a baseline in its selection process, it may also feature issuers who do not list on the Nasdaq following pricing of the offering. It will not be hosting issuers who are already listed or traded on the NASDAQ or elsewhere and therefore would not anticipate any trading impact from a NASDAQ listing. It has revised its disclosure to in “The Company’s Business” to clarify this point.

9.	We note your disclosure that “[v]iewers will be introduced to multiple featured issuers who have qualified their offering statements with the SEC prior to airing.” Please clarify whether you will begin filming prior to qualification by the SEC, and the consequences to you if you begin filming a featured issuer that does not end up issuing securities in a qualified offering.

The Company has revised its disclosure in response to the Staff’s comment. Please see “The Company’s Business—The Show” and “Risk Factors—We have not yet identified the issuers to be featured on Season 1 of Going Public.”

Strategy, page 16

10.	We note your disclosure that:

“Once the account is created, Crush Capital will collect multiple forms of customer data and transform it into a unified customer view. Customer data supports every aspect of a modern business, from marketing to service to merchandising to privacy and beyond. Customer data provides much of the power of digitalization: It facilitates target advertising, customize products, predicting behaviors, optimizing processes, and measuring results.”

We also note your “Data Privacy Regulation” disclosure on page 18. Please amend your offering circular to provide risk factor disclosure describing the risks, if any, associated with this data collection, including risks related to data privacy laws and regulations, and the current or future impact on your plan of business related to current or future restrictions related to data privacy and collection

The Company has revised its disclosure in response to the Staff’s comment. Please see “Risk Factors— Our collection of personal data may subject us to increased regulatory risk and increased risk of cyber attacks.”

Overview, page 19

11.	We note your disclosure that “[d]uring the next 12 months, [you] intend to fund [y]our operations through revenues from operations, related party advances, and the sale of equity and/or debt securities, including this offering and [your] recent offering of Series A Preferred Stock under Rule 506(c) of Regulation D.” Please clarify when and whether you have already commenced your Regulation D offering. In this regard, we note that you have filed a Form D disclosing an offering that commenced on November 27, 2019, but it is unclear whether this is the same Regulation D offering you refer to in your filing.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

12.	Clarify whether any of the $250,000 you intend to charge is expected to be used to compensate your partners.

The Company has revised its disclosure to make clear that the relevant issuers will contract with and pay all of the service providers separately. See “The Company’s Business—Our Service Provider Partners.”

Plan of Operation, page 20

13.	Please tell us your consideration of providing a comparison of your plan of operations depending on the shares sold/proceeds raised in the offering.

The Company did give consideration to providing a comparison based on specific percentages of the maximum offering amount. However, the Company felt the approach it took in its Plan of Operations more accurately reflects the way it views its plans, i.e. along a spectrum of possible offering sizes rather than fixed percentage. The Company believes that, by beginning its discussion with the minimum amount of offering proceeds required to successfully launch its first season and then discussing how its plan would evolve, and in some instances shift, depending on the incremental proceeds received above the minimum, it provides a view of its plans that comports with its internal approach, complementing the information already provided in Use of Proceeds. For completeness, the Company has added a cross reference to “Use of Proceeds” in this section.

14.	Please tell us your consideration of discussing in this section COVID-19 related risks and the potential effects on your plan of operations.

The Company has revised its disclosure as requested by the Staff.

15.	We note your disclosure that “[g]ross proceeds of at least $1,250,000 from [y]our first 5 featured issuers plus existing cash on hand, along with a minimum raise in this offering of $1,500,000 will enable pre-season and in-season promotion and production of Season 1.” Please clarify whether you will be able to implement your business plan if you raise $1,500,000 in this offering, but do not successfully cast five issuers for your first season. Please also disclose whether you currently have any agreements with issuers, whether issuers will pay the $250,000 up front before you begin producing your series, and any other information relevant to an understanding of when and how you will cast and receive payment from these issuers. If issuers will not be paying fees up front, please describe how you will be collecting fees from these issuers, including the amount and cadence you will collect.

The Company has revised its disclosure as requested by the Staff.

16.	Please describe the “equity based consideration” you will be receiving from featured issuers. In this regard, we note your disclosure on page 6 that “featured issuers will issue [you] restricted equity in their companies as partial payment for [y]our services.” Describe the terms of the equity consideration, including the percentage ownership and amount of control you will have in your featured issuers.

The Company has revised its disclosure as requested by the Staff.

17.	Please tell us whether you plan to generate revenue from sources other than fees from featured issuers, such as fees generated from the use of your platform by investors. If you intend to generate revenue from other sources, please describe these sources in your offering circular. As a related matter, we note your reference to “account maintenance fees” related to licensed technology and related services. Please provide more detail about these fees, including how and when you will charge these fees, and what “account maintenance” services you will be providing.

The Company has revised its disclosure as requested by the Staff.

Securities Being Offered, page 25

18.	Revise your disclosure to acknowledge the instances in which Delaware law allows nonvoting shareholders to vote.

The Company has revised its disclosure as requested by the Staff.

Notes to the Financial Statements

Note 4 – Members’ Deficit, page F-10

19.	Please tell us how you have complied with the financial statement disclosure requirements in ASC 505-10-50-3 and 50-5 with respect to the “Preferred Return” on your Series A preferred stock.

In accordance with ASC 505-10-50-3 and 50-5, in Note 4 to the financial statements the Company has disclosed the rights and preferences of its Preferred and Common Units. It has also disclosed the aggregate and per share cumulative return payable on the Preferred Units at December 31, 2019.

General

20.	We note the following statements on the www.goingpublic.com website:

●	“The first original series that allows viewers to invest in featured IPOs;”

●	“Take your company public;”

●	“Going Public will give viewers around the world the opportunity to invest in featured companies at the IPO price.”

Please clarify on this website that investors are not investing in traditional, registered, IPOs, and issuers who use your platform will not be “going public” through a traditional IPO, but rather, issuers on your platform will be offering securities through exempt offerings pursuant to Regulation A+, as you disclose on page 1 of your filing.

The Company has revised the statements on its website as requested by the Staff

21.	We note your disclosure throughout the filing that you do not believe you are required to register as a broker under federal and state laws. However, there are several aspects of your business that seem to suggest that registration as a broker-dealer might be required. For example:

●	your Master Services Agreement with Issuance Inc. states that you intend to “empower[] retail investors by providing access to IPOs and other financial products on www.goingpublic.com;”

●	you intend to market potential investments in issuers featured on your show;

●	you disclose that “[c]ompanies selected for Season 1 will pay a cash fee to Crush Capital of $250,000 each, in addition to equity based consideration;”

●	you intend to operate an investment platform upon which other issuers can access “[y]our expanding base of retail investors,” and from which you expect to generate revenue from “transaction-based fees” charged to investors.

Please provide us with a detailed legal analysis as to why you will not be considered a broker through your promotion and solicitation of investments on your show, or your operation of an investment platform. For guidance, see Investor Publications, Guide to Broker-Dealer Registration (April 2008), available on our public website.

Please note the Company has modified the disclosure in the Offering Statement to clarify its role and the activities that it plan to engage in. Please see “The Company’s Business.” With respect to the statement in the Company’s Master Services Agreement with Issuance, the reference in that agreement to “empower[ing] retail investors” was intended to convey the Company’s goal for its business, i.e. “democratizing” the IPO process,” which the Company addressed in response to Comment 5 and has revised its disclosure to expand on what is meant by this goal.

The Company is confident that it is not acting as a broker-dealer. To determine whether or not a person or entity falls within the definition of a “broker” and is thus required to register as such pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the first step is establishing what a broker is.2 A broker is defined in Section 3(a)(4)(A) of the Exchange Act as “any person engaged in the business of effecting transactions in securities for the account of others.” The terms “engaging in the business” and “effecting transactions in securities” are not defined in the Exchange Act or the regulations thereunder. However, this definition has been closely examined by the Staff in numerous No-Action Letters as well as in other written guidance. Although federal case law has focused substantially on the “finders” aspect of the broker definition, nevertheless those opinions provide useful guidance in determining the attributes that make a person a broker-dealer required to register as such.

The SEC’s “Guide to Broker-Dealer Registration, Section II.A. Who is a Broker,3 found in the Broker Dealer Compliance Guide (the “Compliance Guide”), also provides guidance. The guidance in the Compliance Guide identifies the types of business activities that might lead to a requirement to register, such as finding investors or customers for, making referrals to or splitting commissions with registered broker-dealers or other regulated entities; finding investors for issuers; engaging in, or finding investors for, venture capital or “angel” financings; or providing support services to registered broker-dealers.

[2]	For the purpose of this discussion, we note that do not address the definition of dealer set forth in Section 3(a)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because at no point does the Company engage in the business of buying and selling securities for its own account, the essential element of being a dealer.
[3]	www.SEC.gov/divisions/marketreg/bdguide.htm.

Having detailed the types of persons that may engage in brokerage activity, we next examine what specific activities indicate that a person or entity is actually acting in the capacity of a broker-dealer. Both case law and SEC No-Action Letters indicate that a person effects transactions in securities if the person participates in such transactions at key points in the chain of distribution.4 Such participation may include:

●	Assisting in structuring a transaction;

The Company does not engage in structuring transactions, or provide any advice with respect to transaction structure. The decision as to how to structure the transaction will be determined by the issuer with assistance from the broker-dealer involved in the transaction.

●	Assisting in negotiations regarding the transaction;

The Company does not participate, and is not involved in any way, in negotiations between parties to a transaction.

●	Assisting in identifying potential purchasers of securities;

The Company does not identify particular potential purchasers of securities in the manner of a typical broker, placement agent or finder. What the Company does do is provide a marketing platform where investors may be able to find out about an offering and a technology platform where potential sellers of securities can showcase their offerings and provide information to potential investors about how they can contact the seller or a registered broker-dealer to obtain additional information and/or take steps to execute a securities transaction. The Company has revised the disclosure in “The Company’s Business” to clarify the nature of its role.

●	Making evaluations as to the merit of an investment or giving advice;

The Company does not provide any evaluation or render advice with respect to the merits of a particular investment. As noted in the response to Comment 4, while the Company is involved in the selection process of featured issuers, its focus is on whether the proposed issuer meets certain baseline criteria established in coordination with the broker-dealer that will underwrite the offering, to ensure that the proposed issuer meets the eligibility requirements for a NASDAQ listing and that the nature of its business has suitable entertainment value, e.g. products that can be readily understood in a streaming visual format. The Company’s participation in the selection process is not to determine whether the issuer represents a “good” investment for potential investors.

●	Screening potential participants in a transaction for creditworthiness;

The Company does not screen potential participants in a transaction for creditworthiness, nor is it required to do so. This is the responsibility of the issuer and the broker-dealer, to the extent credit-worthiness is relevant to the type of transactions envisaged. The Company, however, does screen issuers for entertainment purposes , as discussed above and in “The Company’s Business—Featured Issuers and the Selection Process.” The Company will, however, screen participants for potential “bad actors” who could pose reputational risk to its business from a commercial point of view.

[4]	See Mass. Fin. Servs., Inc. Investor Prot. Corp., 411 F. Supp. 411, 415 (D. Mass.), aff’d 545 F.2d 754 (1st Cir. 1976), cert. denied, 431 U.S. 904 (1977); see also SEC v. Nat’l Executive Planners, Ltd., 503 F. Supp. 1066, 1073 (M.D.N.C. 1980); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation to Lori Livingston, Transfer On-line, Inc. (May 13, 2000).

●	Taking, routing or matching orders, or facilitating the execution of a securities transaction; and

The Company does not take orders, route orders, match orders or otherwise facilitate the execution of securities transactions. Buyers and sellers cannot communicate with each other on the Crush Capital platform and transactions cannot be executed on the platform. Potential investors must contact the broker-dealer involved in the offering to engage in a transaction.

●	Handling the securities or funds of others in connection with securities transactions[5]

The Company never receives or holds funds or securities with respect to transactions; all funds and securities are held and transmitted by a trust company escrow agent.

“Because the Exchange Act defines neither ‘effecting transactions’ nor ‘engag[ing] in the business,’ an array of factors determines whether a person qualifies as a broker-dealer under Section 15(a).”6 A frequently cited case, SEC v. Hansen, lists multiple factors to be considered: whether the person “1) is an employee of the issuer; 2) received commissions as opposed to a salary; 3) is selling or previously sold, the securities of other issuers; 4) is involved in negotiations between the issuer and the investor; 5) makes valuations as to the merits of the investment or gives advice; and 6) is an active rather than passive finder of investors.”7

Many courts have adopted some or all of the so-called Hansen factors.8 However, in each of these cases the court has looked to a combination of several factors and in none of these cases has registration been found to be required where transaction-based compensation was not one of those factors.9

Transaction-based compensation has come under particularly intense scrutiny by the SEC. The SEC’s Division of Trading and Markets has repeatedly noted that “the receipt of compensation related to securities transactions is a key factor that may require an entity to register as a broker-dealer. . . . Registration helps to ensure that persons who have a ’salesman’s stake’ in a securities transaction operate in a manner that is consistent with customer protection standards governing broker-dealers and their associated persons.”10 A salesman’s stake is typically present when a person receives commissions or other compensation based, directly or indirectly, on the size, value or completion of any securities transactions.

[5]	Id.
[6]	SEC v. Kramer, 778 F.Supp. 1320, 1334 (M.D. Fla. 2011).
[7]	SEC v. Hansen, 1984 U.S. Dist. LEXIS 17835, (S.D.N.Y. Apr. 6, 1984).
[8]	SEC v. Collyard, 154 F.Supp.3d 781, 2015 U.S. Dist. LEXIS 165011 at *10 (D. Minn., Dec. 9, 2015).
[9]	See, e.g., Landegger v. Cohen, 2013 U.S. Dist. LEXIS 32132 (D. Colo. Sept. 30, 2013); SEC v. Art Intellect Inc., 2013 U.S. Dist. LEXIS 32132 (D. Utah Mar. 6, 2013); SEC. v. Offill, 2012 U.S. Dist. LEXIS 9369 (N.D. Tex. Jan. 26, 2012); SEC v. Martino, 255 F.Supp.2d 268 (S.D.N.Y. 2003).
[10]	Herbruck, Alder & Co., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 598 (June 4, 2002); See also John Wirthlin, SEC No-Action Letter, 1999 SEC No-Act. 83 (Jan. 19, 1999); Richard S. Appel, SEC No-Action Letter, 1983 SEC No-Act. LEXIS 2035 (Feb. 4, 1983).

The Company does not receive transaction-based compensation. Fees are not based on the size of a transaction or whether it closes. In addition to the upfront fee of $250,000 per issuer, that is payable regardless of the success of the offering, the Company will charge each issuer a fee to be paid in the same type of equity that the issuer proposes to offer. The Company will determine the amount of equity compensation based on several factors, including any complications the issuer presents from a production standpoint, the age and complexity of the issuer, the difficulty in explaining the revenue model of the issuer and the difficulty in explaining the product line of the issuer. In addition, subscribers will pay a processing fee to the Company. The fee reflects the computer hardware and software costs expected to be incurred by the Company  in processing a subscription and providing support to investors (for example, for lost passwords). The processing fee is due regardless of whether a subscription is ultimately accepted by the issuer.  The Offering Circular has been amended to clarify there is no transaction-based compensation.

We note that in a frequently-cited case in the finder context, a federal district court held: “Merely bringing together the parties to transactions, even those involving the purchase and sale of securities, is not enough” to warrant broker registration under Section 15(a).11 Moreover, we believe that we are similar to websites that seek to provide a venue for issuers to publish information regarding securities available for primary purchase. The SEC has generally granted relief in such instances, see Venture Listing Services12 (entrepreneurs seeking capital would be able to list on a computer bulletin board a synopsis of their business that users of the system could view); Angel Capital Electronic Network13 (no-action relief for a group of universities and not-for-profit entities that wished to provide a computerized bulletin board on which companies could list their needs for capital and post information about themselves); Internet Capital Corporation14 (no-action relief granted with respect to the electronic posting and delivery of prospectuses and other offering materials for Regulation A and SCOR offerings via the internet for unaffiliated issuers seeking to raise from $100,000 to $2 million dollars (amounts not attractive or cost effective for a traditional underwriter)); Petroleum Information Corporation15 (no-action relief granted to an on-line information system of oil and gas properties, some of which might constitute securities, where the system would function as an information system only, and would be structured as an electronic newspaper or bulletin board).

The Company does not meet any of the classic tests of whether an entity falls within the definition of a “broker.” The Company provides marketing services (including participation in a web-based show) and a website on which issuers may list and describe their company’s securities offerings and where potential investors may obtain additional offering material written by the issuer as well as contact information. No securities transactions may be effected on the website and such transactions, including all negotiations and exchanges of documentation, are facilitated by a registered broker-dealer. An escrow agent will handle the exchange of funds and securities. The Company does not participate in the structuring or negotiation of a transaction, nor does it evaluate the merits and risks of a transaction or provide advice to any issuer or investor with regard to any transaction. The Company, admittedly may select issuers for entertainment value but does recommend any particular investment. It provides an electronic platform that can be utilized by issuers or investors to present information regarding offerings. Moreover, the Company, as detailed above, does not receive transaction based compensation for its activities. Further, the size or success of any offering does not impact compensation.

The Company has functioned like the listing services to which the Staff has granted no-action relief in a number of instances, as described above. The fact that it helps increase the awareness of issuers by producing a TV show aimed at given viewers a behind the scenes via of capital formation and provides marketing services for issuers does not change the analysis. For the foregoing, we do not believe the Company would need to register as a broker-dealer.

[11]	Salamon v. Teleplus Enterprises, Inc., 2008 WL 2277094, *8 (D.N.J. 2008) (quoting Cornhusker Energy Lexington, LLC v. Prospect St. Ventures, 2006 WL 2620985, *6 (D. Neb. 2006).
[12]	Venture Listing Services, SEC No-Action Letter, 1994 WL 326769 (June 15, 1994).
[13]	Angel Capital Electronic Network, SEC No-Action Letter, 1996 WL 636094 (Oct. 25, 1996).
[14]	Internet Capital Corporation, SEC No-Action Letter, 1997 WL 796944 (Dec. 24, 1997).
[15]	Petroleum Information Corporation, SEC No-Action Letter, 1989 WL 246625 (Nov. 28, 1989).

22.	Provide us your analysis as to how the offers, in the form of the episodes featuring issuers with a qualified offering, will satisfy Rule 251(d) of Regulation A. In this regard, written offers must be accompanied by, or preceded by, the most recent offering circular.

The Company respectfully notes that the program will be streamed online only under circumstances that will always include an active link to the current Offering Circular for the duration of the streaming, as well as an “Invest” button to click through to the investment platform, which will also have an active link to the Offering Circular. We would also refer you to Section 6.2 of the Distribution and Promotion Agreement, dated November 21, 2019, between the Company and Entrepreneur Media, Inc. which has been filed as Exhibit 6.2 to the Company Offering Statement on Form 1-A.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen

Counsel

CrowdCheck Law LLP

cc:	Katherine Bagley, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Ta Tanisha Meadows, Securities and Exchange Commission
Darren Marble, Crush Capital Inc.